MANAGEMENT’S
DISCUSSION AND ANALYSIS

FISCAL YEAR 2015

November 11, 2015

Basis of Presentation
This Management’s Discussion and Analysis of the Financial Position and Results of Operations (“MD&A”) is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.
Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended September 30, 2015 and 2014. CGI’s accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are in Canadian dollars unless otherwise indicated.

Materiality of Disclosures
This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

Forward-Looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly evolving information technology industry; general economic and business conditions; foreign exchange and other risks identified in the MD&A, in the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in section 10 – Risk Environment.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	1

Non-GAAP and Key Performance Measures
The reader should note that the Company reports its financial results in accordance with IFRS. However, we use a combination of financial measures, ratios, and non-GAAP measures to assess our Company’s performance. The non-GAAP measures used in this MD&A do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.
The table below summarizes our non-GAAP measures and most relevant key performance measures:

Profitability	•
Adjusted EBIT (non-GAAP) – is a measure of earnings excluding integration-related costs, restructuring costs, net finance costs and income tax expense as these items are not directly related to the cost of operations. Management believes this measure is useful to investors as it best reflects the profitability of our operations and allows for better comparability from period to period as well as to trend analysis in our operations. A reconciliation of the yearly and current quarter's adjusted EBIT to its closest IFRS measure can be found on pages 21 and 38.

•
Net earnings prior to specific items (non-GAAP) – is a measure of net earnings excluding integration-related costs, restructuring costs, resolution of acquisition-related provisions[1] and tax adjustments. Management believes that this measure is useful to investors as it best reflects the Company's operating profitability and allows for better comparability from period to period. A reconciliation of the yearly and current quarter's net earnings prior to specific items to its closest IFRS measure can be found on pages 23 and 39.

•
Basic and diluted earnings per share prior to specific items (non-GAAP) – is defined as the net earnings excluding integration-related costs, restructuring costs, resolution of acquisition-related provisions[1] and tax adjustments on a per share basis. Management believes that this measure is useful to investors as it best reflects the Company's operating profitability on a per share basis and allows for better comparability from period to period. The yearly and current quarter's basic and diluted earnings per share reported in accordance with IFRS can be found on pages 22 and 38 while the yearly and current quarter's basic and diluted earnings per share prior to specific items can be found on pages 23 and 39.

	•	Net earnings – is a measure of earnings generated for shareholders.
	•	Diluted earnings per share – is a measure of earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised.

Liquidity	•
Cash provided by operating activities – is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute our corporate strategy.

•
Days sales outstanding ("DSO") (non-GAAP) – is the average number of days needed to convert our trade receivables and work in progress into cash. DSO is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the quarter’s revenue over 90 days. Deferred revenue is net of the fair value adjustments on revenue-generating contracts established upon a business combination. Management tracks this metric closely to ensure timely collection, healthy liquidity, and is committed to a DSO target of 45 days or less. We believe this measure is useful to investors as it demonstrates the Company's ability to timely convert its trade receivables and work in progress into cash.

[1]
Resolution of acquisition-related provisions came from the adjustment of provisions that were established as part of the purchase price allocation for the Logica plc ("Logica") acquisition. Subsequent to the finalization of the purchase price allocation such adjustments flow through the statement of earnings. Examples of the items that may be included in these benefits comprise the resolution of provisions on client contracts, the settlement of tax credits and the early termination of lease agreements.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	2

Growth	•
Constant currency growth (non-GAAP) – is a measure of revenue growth before foreign currency impacts. This growth is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Management believes that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance. We believe that this measure is useful to investors for the same reason.

•
Backlog (non-GAAP) – Backlog includes new contract wins, extensions and renewals (“bookings”(non-GAAP)), partially offset by the backlog consumed during the year as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change. Management tracks this measure as it is a key indicator of management's best estimate of revenue to be realized in the future and believes that this measure is useful to investors for the same reason.

•
Book-to-bill ratio (non-GAAP) – is a measure of the proportion of the value of our bookings to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time and believes that this measure is useful to investors for the same reason. Management remains committed to maintaining a target ratio greater than 100% over a trailing 12-month period. Management believes that the longer period is a more effective measure as the size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure	•
Net debt (non-GAAP) – is obtained by subtracting our cash and cash equivalents, short-term investments and long-term investments from our debt. Management uses the net debt metric to monitor the Company's financial leverage. We believe that this metric is useful to investors as it provides insight into our financial strength. A reconciliation of net debt to its closest IFRS measure can be found on page 30.

•
Net debt to capitalization ratio (non-GAAP) – is a measure of our level of financial leverage and is obtained by dividing the net debt by the sum of shareholder's equity and debt. Management uses the net debt to capitalization metric to monitor the proportion of debt versus capital used to finance our operations and to assess the Company's financial strength. We believe that this metric is useful to investors as it provides insight into our financial strength.

•
Return on equity ("ROE") (non-GAAP) – is a measure of the rate of return on the ownership interest of our shareholders and is calculated as the proportion of earnings for the last 12 months over the last four quarters' average equity. Management looks at ROE to measure its efficiency at generating earnings for the Company’s shareholders and how well the Company uses the invested funds to generate earnings growth. We believe that this measure is useful to investors for the same reasons.

•
Return on invested capital ("ROIC") (non-GAAP) – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments and is calculated as the proportion of the after-tax adjusted EBIT for the last 12 months, over the last four quarters' average invested capital, which is defined as the sum of equity and net debt. Management examines this ratio to assess how well it is using its funds to generate returns. We believe that this measure is useful to investors for the same reason.

Change in reporting segments
During our fourth quarter, we refined our management reporting and structure to better align to our client proximity model. As a result, the Company is now managed through the following seven segments, namely: United States of America ("U.S."); Nordics; Canada; France (including Luxembourg and Morocco) ("France"); United Kingdom ("U.K."); Eastern, Central and Southern Europe (primarily Netherlands and Germany) ("ECS"); and Asia Pacific (including Australia, India and the Philippines) ("Asia Pacific"). This MD&A reflects the current segmentation and therefore, is representing the transfer of our South Europe and Brazil operations from Nordics to ECS. Prior year segmented results have been revised. Please refer to sections 3.4 and 3.6 of the present document and to note 28 and note 12 of our audited consolidated financial statements for additional information on our segments and on the impact of the change in reporting segments on goodwill allocation.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	3

MD&A Objectives and Contents

•	Provide a narrative explanation of the audited consolidated financial statements through the eyes of management;

•	Provide the context within which the audited consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance is indicative of future performance.
In order to achieve these objectives, this MD&A is presented in the following main sections:

Section	Contents	Pages

1. Corporate Overview	This includes a description of our business and how we generate revenue as well as the markets in which we operate.

	1.1. About CGI	6
	1.2. Vision and Strategy	7
	1.3. Competitive Environment	7

2. Highlights and Key Performance Measures	A summary of key achievements during the year, the past three years' key performance measures, CGI’s share performance and other highlighted events.
	2.1. Fiscal 2015 Highlights	9
	2.2. Selected Yearly Information & Key Performance Measures	10
	2.3. Stock Performance	11
	2.4. Restructuring Program	12

3. Financial Review
A discussion of year-over-year changes to operating results between the years ended September 30, 2015 and 2014, describing the factors affecting revenue and adjusted EBIT on a consolidated and reportable segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by contract type, services type, segment and by vertical market.

	3.1. Bookings and Book-to-Bill Ratio	13
	3.2. Foreign Exchange	14
	3.3. Revenue Distribution	15
	3.4. Revenue Variation and Revenue by Segment	16
	3.5. Operating Expenses	18
	3.6. Adjusted EBIT by Segment	19
	3.7. Earnings before Income Taxes	21
	3.8. Net Earnings and Earnings Per Share (“EPS”)	22

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	4

Section	Contents	Pages

4. Liquidity
This includes a discussion of changes in cash flows from operating, investing and financing activities. This section also describes the Company’s available capital resources, financial instruments, and off-balance sheet financing and guarantees. Measures of liquidity (DSO) and capital structure (ROE, net debt to capitalization, and ROIC) are analyzed on a year-over-year basis.

	4.1. Consolidated Statements of Cash Flows	24
	4.2. Capital Resources	27
	4.3. Contractual Obligations	28
	4.4. Financial Instruments and Hedging Transactions	29
	4.5. Selected Measures of Liquidity and Capital Resources	30
	4.6. Off-Balance Sheet Financing and Guarantees	30
	4.7. Capability to Deliver Results	31

5. Fourth Quarter Results
A discussion of year-over-year changes to operating results between the three months ended September 30, 2015 and 2014, describing the factors affecting revenue, adjusted EBIT earnings on a consolidated and reportable segment basis as well as cash from operating activities.

	5.1. Foreign Exchange	32
	5.2. Revenue Variation and Revenue by Segment	33
	5.3. Adjusted EBIT by Segment	36
	5.4. Net Earnings and Earnings Per Share	38
	5.5. Consolidated Statements of Cash Flows	40

6. Eight Quarter Summary	A summary of the past eight quarters’ key performance measures and a discussion of the factors that could impact our quarterly results.	42

7. Changes in Accounting Policies	A summary of the future accounting standard changes.	44

8. Critical Accounting Estimates	A discussion of the critical accounting estimates made in the preparation of the audited consolidated financial statements.	45

9. Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.	48

10. Risk Environment	A discussion of the risks affecting our business activities and what may be the impact if these risks are realized.

	10.1. Risks and Uncertainties	49
	10.2. Legal Proceedings	56

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	5

1.	Corporate Overview

1.1. ABOUT CGI
Founded in 1976 and headquartered in Montreal, Canada, CGI is among the largest independent information technology (“IT”) and business process services (“BPS”) firms in the world with approximately 65,000 employees worldwide, referred to as members. The Company operates through our client-proximity business model to work closely with clients at the local level, providing deep industry and technology expertise and high responsiveness. This is complemented through CGI's global delivery network, which offers the advantages of best-fit expertise and resources.
Our services can be categorized as:

•	Consulting - CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

•	Systems integration - CGI customizes particular technologies and applications to create responsive technology systems that answer clients’ strategic needs.

•
Management of IT and business functions (“outsourcing”) - Clients delegate entire or partial responsibility for their IT or business functions to CGI. In return, significant efficiency improvements and cost savings are delivered. Service and delivery options includes onsite, onshore, near-shore and/or offshore centers - each offering an unique value equation and proposition for clients. Typical services provided as part of an end-to-end engagement can include: application development, maintenance and integration; technology infrastructure management and transaction and business processing such as collections or payroll functions. At any time, these clients can leverage the global footprint and experience CGI offers, - cloud services, or managed security services or data analytics. Outsourcing contracts are typically long-term, having a duration of five to ten years.

CGI offers clients deep domain expertise across a set of vertical markets in which we have extensive networks of subject matter experts working to support local client relationships worldwide. This allows us to continuously learn and adapt to our clients’ business realities while providing the knowledge and solutions needed to advance their business goals. These vertical markets or targeted industries account for 90% of global IT spend and include: government, financial services, manufacturing, retail and consumer services, utilities, communications, health, oil & gas, transportation and post & logistics. While these represent our go to market industry list, for the purposes of financial reporting they are grouped into the following - financial services, government, health, telecommunications & utilities and manufacturing, retail & distribution (“MRD”).
CGI offers more than 150 mission-critical, IP-based solutions and frameworks for all of the industries we serve and to support clients’ cross-industry functions. These CGI-developed solutions include software applications, reusable frameworks and delivery methods. Examples include solutions in the areas of ERP, energy and workforce management, credit and debt collections, tax management, claims auditing and fraud detection.
We take great pride in delivering high-quality services to our clients. To do so consistently, we have implemented and continue to maintain the International Organization for Standardization (“ISO”) quality program. By designing and implementing rigorous service delivery and quality standards, followed by monitoring and measurement, we are better able to satisfy our clients’ needs.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	6

1.2. VISION AND STRATEGY
At CGI, we have a vision of being a global world-class IT and BPS leader, that helps its clients succeed. This business vision begins with our dream, which is "to create an environment in which we enjoy working together and, as owners, contribute to building a Company we can be proud of." To realize this dream we developed our Build and Buy strategy, comprised of four pillars that combine profitable organic growth ("Build") and accretive acquisitions ("Buy").
The first two pillars of our strategy relates to profitable organic growth. The first pillar focuses on smaller contract wins, renewals and extensions. The second involves the pursuit of large, long-term outsourcing contracts, leveraging our end-to-end services, global delivery model and critical mass.
The third pillar of our growth strategy focuses on the acquisition of smaller firms or niche players. We identify niche acquisitions through a strategic mapping program that systematically searches for targets that will strengthen our vertical market knowledge or increase the richness of our IP-based services and solutions offerings. Today, CGI can leverage a global distribution channel for IP-based services and solutions offerings, further enhancing client proximity and quality of revenue.
The fourth pillar involves the pursuit of transformational acquisitions further expanding our geographic presence and critical mass. This approach further enables us to compete for large outsourcing contracts and deepen our client relationships. CGI continues to be a consolidator in the IT services industry.
Since 1976, CGI's members, by working together toward the same dream and vision, have built a company with deep industry knowledge, complemented by more than 150 innovative IP-based services and solutions, and a critical mass in key geographies. Remaining true to our values, mission and dream, CGI adapts to best respond changes in the IT markets, while maintaining a high level of satisfaction among its three stakeholders: members, shareholders, and clients. Today, with a presence in some 40 countries and more than $10 billion in revenues, our aspiration is to double our size over a 5 to 7 year period.
1.3. COMPETITIVE ENVIRONMENT
As a global provider of end-to-end IT and BPS, CGI operates in a highly competitive and rapidly evolving global industry. Our competition comprises a variety of players, from niche companies providing specialized services and software to global end-to-end IT service providers, as well as large consulting firms and government suppliers, all of whom are competing to deliver some or all of the services we provide.
There are many factors involved in winning and retaining IT and BPS contracts, including the following: vertical market expertise; track record of delivering on time and within budget; total cost of services; investment in business solutions; local presence; global delivery capabilities; and the strength of client relationships. CGI compares favorably with its competition with respect to all of these factors.
Recent mergers and acquisition activity has resulted in CGI being positioned as one of the few remaining global IT services firms that operates independently of any hardware or software vendor. Our independence allows CGI to deliver the best-suited technology available to our clients.
CGI has long standing, focused practices in all of our core industries, providing clients with a partner that is not only expert in IT, but expert in their industries. This combination of business knowledge and technology expertise allows us to help our clients adapt as their industries change and, in the process, allows us to influence the evolution of the industries in which our clients operate.
Our business model is rooted in client proximity and has proved to be scalable with the addition of onshore, near-shore and off-shore delivery centers. We deliver value to our client through the following principles:

•
Local accountability: We live and work near our clients to provide a high level of responsiveness. Our local CGI team speaks our clients' language, understands their business environment, and collaborates to meet their goals and advance their business.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	7

•
Committed experts: CGI’s professionals have extensive industry, business and technology expertise to help our clients succeed. In addition, a majority of our professionals are company owners, providing an added level of commitment to the success of our clients.

•	Global reach: Our local presence is complemented by an expansive global delivery network that ensures our clients have access to the best-fit capabilities and resources to meet their needs 24/7.

•
Comprehensive quality processes: CGI’s investment in quality frameworks and rigorous client satisfaction assessments provides for a consistent track record of on time and within budget project delivery.

•
Tangible innovation: Our full-offering strategy is complemented by a broad portfolio of services and solutions that enable clients to optimize business operations, better serve customers and drive growth. In close collaboration with clients and partners, we apply cross-industry insights that maximize current investments while taking advantage of new technologies and ideas.

CGI’s business operations are aligned through the CGI Management Foundation, which encompasse governance policies and sophisticated management frameworks that reflect our collective experience and have been developed to make our actions as efficient as possible. This efficiency must first and foremost respect a number of principles, which are themselves integrated into the Management Foundation including: the dream, the vision, the mission and the values of the Company; the equilibrium between the interests of our clients, members and shareholders; the balance between the need to assure cohesiveness and rigor in the management of the Company and the commitment to promote autonomy, initiative and entrepreneurship.
CGI has operated under the same fundamental beliefs and quality-focused business model for 40 years. We believe our consistent ability to execute this model will continue to create value for all of our stakeholders. We remain fully committed to these fundamentals that can be summarized as: strong client relationships built upon a local accountable approach, committed experts, comprehensive quality processes and tangible innovation; proven Build and Buy growth strategy that provides a balanced mix of organic growth and acquisitions; competitive global delivery model that combines on-site responsiveness with the value of remote delivery; employee ownership with the vast majority owning stock, making CGI's commitment to achieving client success a common goal and; solid profitability, cash flow and backlog demonstrating our focus on running a sound and stable business for the long term.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	8

2.	Highlights and Key Performance Measures

2.1. FISCAL 2015 HIGHLIGHTS
Key performance figures for the period include:

•	Revenue of $10,287.1 million;

•	Bookings of $11.6 billion; representing a book-to-bill ratio of 113.2%;

•	Backlog of $20.7 billion, up $2.5 billion;

•	Adjusted EBIT of $1,457.3 million, up $100.4 million;

•	Adjusted EBIT margin of 14.2%, up 130 basis points;

•	Net earnings prior to specific items[1] of $1,005.1 million, up 12.5%;

•	Net earnings margin prior to specific items[1] of 9.8% up 130 basis points;

•	Diluted EPS prior to specific items[1] of $3.13, up 11.8%;

•	Cash provided by operating activities of $1,289.3 million representing 12.5% of revenue;

•	Return on invested capital of 14.5%;

•	Return on equity of 17.7%; and

•	Net debt of $1,779.6 million, down $333.7 million.

[1]
Specific items include the integration-related costs net of tax, the restructuring costs net of tax, the resolution of acquisition-related provisions net of tax and the tax adjustments which are discussed on page 23.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	9

2.2. SELECTED YEARLY INFORMATION & KEY PERFORMANCE MEASURES

As at and for the years ended September 30,	2015	2014	2013	Change 2015 / 2014	Change 2014 / 2013
In millions of CAD unless otherwise noted
Growth
Backlog	20,711	18,237	18,677	2,474	(440)
Bookings	11,640	10,169	10,310	1,471	(141)
Book-to-bill ratio	113.2%	96.8%	102.2%	16.4%	(5.4%)
Revenue	10,287.1	10,499.7	10,084.6	(212.6)	415.1
Year-over-year growth	(2.0%)	4.1%	111.3%	(6.1%)	(107.2%)
Constant currency growth [1]	(4.0%)	(2.9%)	110.1%	(1.1%)	(113.0%)
Profitability
Adjusted EBIT [2]	1,457.3	1,356.9	1,075.6	100.4	281.3
Adjusted EBIT margin	14.2%	12.9%	10.7%	1.3%	2.2%
Net earnings prior to specific items [3]	1,005.1	893.5	727.7	111.6	165.8
Net earnings margin prior to specific items [3]	9.8%	8.5%	7.2%	1.3%	1.3%
Diluted EPS prior to specific items [3] (in dollars)	3.13	2.80	2.30	0.33	0.50
Net earnings	977.6	859.4	455.8	118.2	403.6
Net earnings margin	9.5%	8.2%	4.5%	1.3%	3.7%
Diluted EPS (in dollars)	3.04	2.69	1.44	0.35	1.25
Liquidity
Cash provided by operating activities	1,289.3	1,174.8	671.3	114.5	503.5
As a % of revenue	12.5%	11.2%	6.7%	1.3%	4.5%
Days sales outstanding [4]	44	43	49	1	(6)
Capital structure
Net debt [5]	1,779.6	2,113.3	2,739.9	(333.7)	(626.6)
Net debt to capitalization ratio [6]	21.7%	27.6%	39.6%	(5.9%)	(12.0%)
Return on equity [7]	17.7%	18.8%	12.3%	(1.1%)	6.5%
Return on invested capital [8]	14.5%	14.5%	11.8%	—	2.7%
Balance sheet
Cash and cash equivalents, and short-term investments	305.3	535.7	106.2	(230.4)	429.5
Total assets	11,787.3	11,234.1	10,879.3	553.2	354.8
Long-term financial liabilities [9]	1,896.4	2,748.4	2,489.5	(852.0)	258.9

[1]	Constant currency growth is adjusted to remove the impact of foreign currency exchange rate fluctuations. Please refer to page 16 for details.
2     Adjusted EBIT is a measure for which we provide the reconciliation to its closest IFRS measure on page 21.

[3]
Specific items include the integration-related costs net of tax, the restructuring costs net of tax, the resolution of acquisition-related provisions net of tax and the tax adjustments which are discussed on page 23.

4     DSO is a measure which is discussed on page 30.
5    Net debt is a measure for which we provide the reconciliation to its closest IFRS measure on page 30.

[6]	The net debt to capitalization ratio is a measure which is discussed on page 30.

[7]	ROE is a measure which is discussed on page 30.
8     ROIC is a measure which is discussed on page 30.

[9]	Long-term financial liabilities include the long-term portion of the debt and the long-term derivative financial instruments.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	10

2.3. STOCK PERFORMANCE

CGI Stock Prices (TSX) for fiscal 2015
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
-
Volume (in millions)
58.00
54.00
50.00
46.00
42.00
38.00
34.00
30.00
Stock Price (CAD)
Q1 2015
Q2 2015
Q3 2015
Q4 2015
Daily Trade Volume
Closing Price

2.3.1. Fiscal 2015 Trading Summary
CGI’s shares are listed on the Toronto Stock Exchange (“TSX”) (stock quote – GIB.A) and the New York Stock Exchange (“NYSE”) (stock quote – GIB) and are included in various indexes such as the S&P/TSX 60 Index.

TSX	(CAD)	NYSE	(USD)
Open:	37.65	Open:	33.74
High:	57.69	High:	46.30
Low:	36.35	Low:	31.99
Close:	48.35	Close:	36.21
CDN average daily trading volumes[1]:	1,197,371	NYSE average daily trading volumes:	250,690
1         Includes the average daily volumes of both the TSX and alternative trading systems.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	11

2.3.2. Share Repurchase Program
On January 28, 2015, the Company’s Board of Directors authorized and subsequently received the approval from the TSX for the renewal of the Normal Course Issuer Bid (“NCIB”) to purchase up to 19,052,207 Class A subordinate voting shares for cancellation, representing 10% of the Company’s public float as of the close of business on January 23, 2015. The Class A subordinate voting shares may be purchased under the NCIB commencing February 11, 2015 and ending on the earlier of February 10, 2016, or the date on which the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB, or elects to terminate the NCIB.
During fiscal 2015, CGI repurchased 6,925,735 Class A subordinate voting shares for approximately $332.5 million at an average price of $48.01 under the current NCIB. This includes a total of 6,350,735 Class A subordinate voting shares acquired for cancellation between May and September 2015 pursuant to issuer bid orders issued by the Ontario Securities Commission at a price representing a discount to the prevailing market price of the shares on the TSX. As at September 30, 2015, the Company may purchase up to 12,126,472 million shares under the current NCIB.
2.3.3. Capital Stock and Options Outstanding
The following table provides a summary of the Capital Stock and Options Outstanding as at November 6, 2015:

Capital Stock and Options Outstanding	As at November 6, 2015
Class A subordinate voting shares	275,660,077
Class B multiple voting shares	33,272,767
Options to purchase Class A subordinate voting shares	20,281,560

2.4 RESTRUCTURING PROGRAM
On July 28, 2015, the Company announced it will take approximately $60.0 million pre-tax charge during Q4 2015 and Q1 2016 to advance the realization of benefits associated with productivity enablers and other cost initiatives expected to yield savings throughout fiscal 2016. A total amount of $35.9 million was expensed during Q4 2015 and the remaining amount will be expensed in Q1 2016.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	12

3.	Financial Review

3.1. BOOKINGS AND BOOK-TO-BILL RATIO
Bookings for the year were $11.6 billion representing a book-to-bill ratio of 113.2%. The breakdown of the new bookings signed during the year is as follows:

	Contract Type			Service Type			Segment			Vertical Market

A.	Extensions and	64%	A.	Systems integration and	40%	A.	Canada	29%	A.	Government	28%
	renewals			consulting		B.	U.S.	21%	B.	Telecommunications &
						C.	Nordics	14%		utilities	27%
B.	New business	36%	B.	Management of IT and	60%	D.	France	11%	C.	Financial services	20%
				business functions		E.	U.K.	14%	D.	MRD	18%
				(outsourcing)		F.	ECS	10%	E.	Health	7%
						G.	Asia Pacific	1%

Information regarding our bookings is a key indicator of the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue; it is instead a key indicator of our future revenue used by the Company’s management to measure growth.
The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the year ended September 30, 2015	Book-to-bill ratio for the year ended September 30, 2015

Total CGI	11,640,275	113.2%

U.S.	2,462,911	84.7%
Nordics	1,664,422	98.0%
Canada	3,330,490	205.8%
France	1,311,002	101.2%
U.K.	1,600,090	111.2%
ECS	1,171,227	99.4%
Asia Pacific	100,133	67.1%

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	13

3.2. FOREIGN EXCHANGE
The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.
Closing foreign exchange rates

As at September 30,	2015	2014	Change

U.S. dollar	1.3399	1.1209	19.5%
Euro	1.4958	1.4156	5.7%
Indian rupee	0.0205	0.0181	13.3%
British pound	2.0252	1.8182	11.4%
Swedish krona	0.1596	0.1554	2.7%
Australian dollar	0.9405	0.9791	(3.9%)
Average foreign exchange rates

For the years ended September 30,	2015	2014	Change

U.S. dollar	1.2294	1.0833	13.5%
Euro	1.4081	1.4700	(4.2%)
Indian rupee	0.0195	0.0178	9.6%
British pound	1.8983	1.7953	5.7%
Swedish krona	0.1506	0.1635	(7.9%)
Australian dollar	0.9634	0.9971	(3.4%)

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	14

3.3. REVENUE DISTRIBUTION
The following charts provide additional information regarding our revenue mix for the year:

Service Type					Client Geography			Vertical Market

A.	Management of IT and business				A.	U.S.	29%	A.	Government	34%
	functions (outsourcing)			54%	B.	Canada	15%	B.	MRD	23%
	1.	IT services	44%		C.	U.K.	14%	C.	Financial services	20%
	2.	Business process services	10%		D.	France	12%	D.	Telecommunications & utilities	15%
					E.	Sweden	8%	E.	Health	8%
B.	Systems integration and consulting			46%	F.	Finland	6%
					G.	Rest of the world	16%
3.3.1. Client Concentration
IFRS guidance on segment disclosures defines a single customer as a group of entities that are known to the reporting enterprise to be under common control. The Company considers the federal, regional or local governments each to be a single customer. Our work for the U.S. federal government including its various agencies represented 14.0% of our revenue for fiscal 2015 as compared to 13.4% in fiscal 2014.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	15

3.4. REVENUE VARIATION AND REVENUE BY SEGMENT
Our seven segments are based on our geographic delivery model: U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific.
The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between fiscal 2015 and fiscal 2014. The fiscal 2014 revenue by segment was recorded reflecting the actual foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with the prior year’s foreign exchange rates.

For the years ended September 30,			Change
	2015	2014	$	%
In thousands of CAD except for percentages
Total CGI revenue	10,287,096	10,499,692	(212,596)	(2.0%)
Variation prior to foreign currency impact	(4.0%)
Foreign currency impact	2.0%
Variation over previous period	(2.0%)

U.S.
Revenue prior to foreign currency impact	2,478,402	2,664,876	(186,474)	(7.0%)
Foreign currency impact	334,725
U.S. revenue	2,813,127	2,664,876	148,251	5.6%

Nordics
Revenue prior to foreign currency impact	1,752,958	1,826,091	(73,133)	(4.0%)
Foreign currency impact	(113,973)
Nordics revenue	1,638,985	1,826,091	(187,106)	(10.2%)

Canada
Revenue prior to foreign currency impact	1,532,203	1,638,320	(106,117)	(6.5%)
Foreign currency impact	1,516
Canada revenue	1,533,719	1,638,320	(104,601)	(6.4%)

France
Revenue prior to foreign currency impact	1,339,947	1,333,792	6,155	0.5%
Foreign currency impact	(56,560)
France revenue	1,283,387	1,333,792	(50,405)	(3.8%)

U.K.
Revenue prior to foreign currency impact	1,259,960	1,283,847	(23,887)	(1.9%)
Foreign currency impact	71,327
U.K. revenue	1,331,287	1,283,847	47,440	3.7%

ECS
Revenue prior to foreign currency impact	1,267,220	1,327,682	(60,462)	(4.6%)
Foreign currency impact	(55,992)
ECS revenue	1,211,228	1,327,682	(116,454)	(8.8%)

Asia Pacific
Revenue prior to foreign currency impact	444,694	425,084	19,610	4.6%
Foreign currency impact	30,669
Asia Pacific revenue	475,363	425,084	50,279	11.8%

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	16

We ended fiscal 2015 with revenue of $10,287.1 million, a decrease of $212.6 million or 2.0% over fiscal 2014. On a constant currency basis, revenue decreased by $424.3 million or 4.0%, as foreign currency rate fluctuations favorably impacted our revenue by $211.7 million or 2.0%. The change in revenue was due to the expiration of certain contracts in infrastructure services mainly in Canada and to the completion in 2014 of the Patient Protection and Affordable Care Act ("ACA") projects in our U.S. segment.
3.4.1. U.S.
Revenue in our U.S. segment was $2,813.1 million in fiscal 2015, an increase of $148.3 million or 5.6% over fiscal 2014. On a constant currency basis, revenue decreased by $186.5 million or 7.0%. The change in revenue was mostly driven by the procurement delays in the Federal market and to the completion of ACA related projects in fiscal 2014. This was partly offset by growth mainly in our commercial sector with a growing proportion of IP-based services and solutions revenue in the financial services vertical market.
For the current year, the top two U.S. vertical markets were government and financial services, which together accounted for approximately 76% of revenue.
3.4.2. Nordics
Revenue in our Nordics segment was $1,639.0 million in fiscal 2015, a decrease of $187.1 million or 10.2% over fiscal 2014. On a constant currency basis, revenue decreased by $73.1 million or 4.0%. The decrease in revenue was due to lower work volume in Sweden and Denmark as well as the increased use of our delivery centers in Asia Pacific.
For the current year, Nordic's top two vertical markets were MRD and government, which together accounted for approximately 66% of revenue.
3.4.3. Canada
Revenue in our Canada segment was 1,533.7 million in fiscal 2015, a decrease of $104.6 million or 6.4% over fiscal 2014. The revenue decrease was mainly due to lower work volume and the expiration of certain infrastructure contracts.
For the current year, Canada’s top two vertical markets were financial services and telecommunications & utilities, which together accounted for approximately 58% of revenue.
3.4.4. France
Revenue in our France segment was $1,283.4 million in fiscal 2015, a decrease of $50.4 million or 3.8% over fiscal 2014. On a constant currency basis, revenue increased by $6.2 million or 0.5%, mainly as a result of higher consulting revenue within the government vertical market.
For the current year, France’s top two vertical markets were MRD and financial services, which together accounted for approximately 63% of revenue.
3.4.5. U.K.
For the fiscal year ended September 30, 2015, revenue in our U.K. segment was $1,331.3 million, an increase of $47.4 million or 3.7% over the fiscal 2014. On a constant currency basis, revenue decreased by $23.9 million or 1.9%. The decrease in revenue was mainly due to lower work volume with certain clients in the commercial sector primarily in MRD and financial services partly offset by new business in telecommunication & utilities and government as well as additional change orders on certain large contracts.
For the current year, U.K.’s top two vertical markets were government and telecommunications & utilities, which together accounted for approximately 68% of revenue.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	17

3.4.6. ECS
Revenue in our ECS segment was $1,211.2 million in fiscal 2015, a decrease of $116.5 million or 8.8% over fiscal 2014. On a constant currency basis, revenue decreased by $60.5 million or 4.6%. The decrease in revenue was due to lower work volume on existing contracts in the Netherlands and to a lesser extent, the planned wind down of activities in Switzerland and in Latin America with the exception of Brazil.
For the current year, ECS’s top two vertical markets were MRD and telecommunication & utilities, which together accounted for approximately 57% of revenue.
3.4.7. Asia Pacific
Revenue in our Asia Pacific segment was $475.4 million in fiscal 2015, an increase of $50.3 million or 11.8% over fiscal 2014. On a constant currency basis, revenue increased by $19.6 million or 4.6%. The change in revenue was due to the increased use of our delivery centers across the segments as our clients continue taking advantage of our global delivery network.
For the current year, Asia Pacific’s top two vertical markets were telecommunications & utilities and MRD, which together accounted for approximately 79% of revenue.
3.5. OPERATING EXPENSES

For the years ended September 30,		% of		% of	Change
	2015	Revenue	2014	Revenue	$	%
In thousands of CAD except for percentages
Costs of services, selling and administrative	8,819,055	85.7%	9,129,791	87.0%	(310,736)	(3.4%)
Foreign exchange loss	10,733	0.1%	13,042	0.1%	(2,309)	(17.7%)
3.5.1. Costs of Services, Selling and Administrative
For the year ended September 30, 2015, costs of services, selling and administrative expenses amounted to $8,819.1 million, a decrease of $310.7 million or 3.4% over the same period of fiscal 2014. As a percentage of revenue, cost of services, selling and administrative expenses improved from 87.0% to 85.7%. As a percentage of revenue, our costs of services improved compared to the same period last year mainly due to the extra resources and expenses needed in fiscal 2014 to complete the ACA related projects. Our selling and administrative expenses as a percentage of revenue also improved as a result of the ongoing realization of the business synergies and the implementation of CGI's Management Foundation from the integration of Logica. More information on the integration can be found on page 21.
During the year ended September 30, 2015, the translation of the results of our foreign operations from their local currencies to the Canadian dollar unfavorably impacted costs by $173.2 million, substantially offsetting the favourable translation impact of $211.7 million on our revenue.
3.5.2. Foreign Exchange Loss
The Company, in addition to its natural hedges, has a strategy in place to manage its exposure, to the extent possible, to exchange rate fluctuations through the effective use of derivatives. During fiscal year 2015, CGI incurred $10.7 million of foreign exchange loss mainly driven by the timing in payments combined with the volatility and fluctuation of foreign exchange rates.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	18

3.6. ADJUSTED EBIT BY SEGMENT

For the years ended September 30,			Change
	2015	2014	$	%
In thousands of CAD except for percentages
U.S.	454,325	303,515	150,810	49.7%
As a percentage of U.S. revenue	16.2%	11.4%

Nordics	153,841	164,721	(10,880)	(6.6%)
As a percentage of Nordics revenue	9.4%	9.0%

Canada	343,692	361,136	(17,444)	(4.8%)
As a percentage of Canada revenue	22.4%	22.0%

France	146,615	155,695	(9,080)	(5.8%)
As a percentage of France revenue	11.4%	11.7%

U.K.	163,603	164,977	(1,374)	(0.8%)
As a percentage of U.K. revenue	12.3%	12.9%

ECS	118,141	138,656	(20,515)	(14.8%)
As a percentage of ECS revenue	9.8%	10.4%

Asia Pacific	77,091	68,159	8,932	13.1%
As a percentage of Asia Pacific revenue	16.2%	16.0%

Adjusted EBIT	1,457,308	1,356,859	100,449	7.4%
Adjusted EBIT margin	14.2%	12.9%
For the year ended September 30, 2015, adjusted EBIT was $1,457.3 million, an increase of $100.4 million or 7.4% from the year ended September 30, 2014. When excluding $76.3 million of non-recurring benefits during fiscal 2014, mainly from benefits related to the resolution of acquisition-related provisions, adjusted EBIT increased by $176.7 million. When excluding the same non-recurring items of 2014, adjusted EBIT margin increased to 14.2% from 12.2% over the same period last year. The favorable variance was primarily due to the completion of ACA related projects which required additional resources and expenses in fiscal 2014 and productivity improvements across Europe and Asia Pacific.
3.6.1. U.S.
For the year ended September 30, 2015, adjusted EBIT in the U.S. segment was $454.3 million, an increase of $150.8 million compared to fiscal 2014, while the margin increased to 16.2% from 11.4%. The improved profitability is mainly due to the extra resources and expenses needed in fiscal 2014 to complete the ACA related projects and the increase in volume from existing and new business mainly in financial services with an improved mix of IP-based services and solutions revenue.
3.6.2. Nordics
For the year ended September 30, 2015, adjusted EBIT in the Nordics segment was $153.8 million, as compared to $164.7 million for fiscal 2014. When excluding the $8.5 million curtailment gain on a pension plan obligation and $11.7 million of non-recurring benefits related to the resolution of acquisition-related provisions in fiscal 2014, adjusted EBIT increased by $9.3 million. When excluding the non-recurring benefits in 2014, adjusted EBIT margin was 9.4%, an improvement from 7.9%. The increase in adjusted EBIT and adjusted EBIT margin was mainly attributable to the realization of cost synergies implemented as part of the integration of Logica and the increased use of offshoring to lower our cost base.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	19

3.6.3. Canada
For the year ended September 30, 2015, adjusted EBIT in the Canada segment was $343.7 million, a decrease of $17.4 million compared to fiscal 2014 which mainly resulted from the factors identified in the revenue section. Despite the revenue decrease, the Canada segment maintained a strong and stable adjusted EBIT margin through its proactive management of its cost base.
3.6.4. France
For the year ended September 30, 2015, adjusted EBIT in the France segment was $146.6 million, as compared to $155.7 million for fiscal 2014. When excluding the $20.4 million of non-recurring benefits related to the resolution of acquisition-related provisions and the renegotiation of a low margin contract in 2014, adjusted EBIT increased by $11.3 million. When excluding the non-recurring benefits in 2014, adjusted EBIT margin increased to 11.4%, from 10.1%. This increase in both adjusted EBIT and margin was mainly attributable to the realization of the cost synergies implemented as part of the integration of Logica and improved year-over-year utilization rates.
3.6.5. U.K.
For the year ended September 30, 2015, adjusted EBIT in the U.K. segment was $163.6 million, as compared to $165.0 million for fiscal 2014. When excluding the $17.1 million of non-recurring benefits related to the resolution of acquisition-related provisions mainly for the renegotiation of office leases and settlement of tax credits during fiscal 2014, adjusted EBIT increased by $15.7 million and adjusted EBIT margin increased to 12.3% from 11.5%. This increase in adjusted EBIT and margin was mainly the result of additional change orders on certain large contracts as well as ongoing productivity improvements.
3.6.6. ECS
For the year ended September 30, 2015, adjusted EBIT in the ECS segment was $118.1 million, as compared to $138.7 million for fiscal 2014. When excluding the $17.6 million of non-recurring benefits related to the resolution of acquisition-related provisions in fiscal 2014, adjusted EBIT decreased by $2.9 million which resulted mainly from the factors identified in the revenue section. Adjusted EBIT margin increased to 9.8% from 9.1% when excluding the non-recurring benefits. The increased margin is mostly the result of productivity improvements and a better mix of profitable revenue.
3.6.7. Asia Pacific
For the year ended September 30, 2015, adjusted EBIT in the Asia Pacific segment was $77.1 million, an increase of $8.9 million, while the margin increased to 16.2% from 16.0% compared to fiscal 2014. This increase in adjusted EBIT margin for the year ended September 30, 2015 was mainly due to revenue growth and the implementation of additional productivity improvements in the global delivery centers.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	20

3.7. EARNINGS BEFORE INCOME TAXES
The following table provides a reconciliation between our adjusted EBIT and earnings before income taxes, which is reported in accordance with IFRS.

For the years ended September 30,					Change
	2015	% of Revenue	2014	% of Revenue	$	%
In thousands of CAD except for percentages
Adjusted EBIT	1,457,308	14.2%	1,356,859	12.9%	100,449	7.4%
Minus the following items:
Integration-related costs	—	0.0%	127,341	1.2%	(127,341)	(100.0%)
Restructuring costs	35,903	0.3%	—	—	35,903	—
Net finance costs	92,857	0.9%	99,268	1.0%	(6,411)	(6.5%)
Earnings before income taxes	1,328,548	12.9%	1,130,250	10.8%	198,298	17.5%
3.7.1. Integration-Related Costs
For the year ended September 30, 2014, the Company incurred $127.3 million of integration-related costs pertained to the restructuring and transformation of Logica’s operations to the CGI operating model. In September 2014, we completed the integration of Logica at a total cost of $575.5 million to drive annual savings in excess of $400.0 million and enhanced EPS accretion. At the end of fiscal 2015, a balance of $32.2 million related to the integration remains to be disbursed. Further details are provided in section 4.1.1 of the present document.
3.7.2. Restructuring Costs
For the year ended September 30, 2015, the Company incurred $35.9 million of restructuring costs that pertained to the announced restructuring program for productivity improvement initiatives.
3.7.2. Net Finance Costs
Net finance costs mainly include the interest on our long-term debt. The decrease in net finance costs for the year ended September 30, 2015 was mainly the result of long-term debt repayments.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	21

3.8. NET EARNINGS AND EARNINGS PER SHARE
The following table sets out the information supporting the earnings per share calculations:

For the years ended September 30,			Change
	2015	2014	$	%
In thousands of CAD except for percentages
Earnings before income taxes	1,328,548	1,130,250	198,298	17.5%
Income tax expense	350,992	270,807	80,185	29.6%
Effective tax rate	26.4%	24.0%
Net earnings	977,556	859,443	118,113	13.7%
Net earnings margin	9.5%	8.2%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	311,477,555	308,743,126		0.9%

Class A subordinate voting shares and Class B multiple voting shares (diluted)	321,422,444	318,927,737		0.8%

Earnings per share (in dollars)

Basic	3.14	2.78	0.36	12.9%
Diluted	3.04	2.69	0.35	13.0%
3.8.1. Income Tax Expense
For the year ended September 30, 2015, the income tax expense was $351.0 million, an increase of $80.2 million compared to $270.8 million over the same period last year, while our effective tax rate increased from 24.0% to 26.4%. When excluding the favorable tax adjustment of $11.9 million in fiscal 2014 that was mainly the result of the settlement of tax liabilities coming from the Logica acquisition, the income tax rate would have been 25.0% compared to 26.4% for the year ended September 30, 2015. The increase in income tax rate was mainly attributable to the increased profitability in our U.S. operations where the enacted tax rate is higher.
The table on page 23 shows the year-over-year comparison of the tax rate with the impact of all specific items removed.
On July 8, 2015, the United Kingdom Finance Bill which includes the reduction in the U.K. corporate tax rate from 20% to 19%, effective April 1, 2017 and from 19% to 18%, effective April 1, 2020 was released and was substantially enacted on October 26, 2015. As a result, the Company will incur an additional income tax expense for an amount of approximately $6.0 million resulting from the re-evaluation of its deferred tax assets.
Based on the enacted rates at the end of fiscal 2015 and our current business mix, we expect our effective tax rate before any significant adjustments to be in the range of 26% to 28% in subsequent periods.
3.8.2. Weighted Average Number of Shares
For fiscal 2015, CGI’s basic and diluted weighted average number of shares increased compared to fiscal 2014 due to the effect of issuance and exercise of stock options partly offset by the impact of the repurchase of Class A subordinate voting shares.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	22

3.8.3. Net Earnings and Earnings per Share Prior to Specific Items
Below is a table showing the year-over-year comparison prior to specific items namely integration-related costs, restructuring costs, benefits related to the resolution of acquisition-related provisions and tax adjustments:

For the years ended September 30,			Change
	2015	2014	$	%
In thousands of CAD except for percentages and shares data
Earnings before income taxes	1,328,548	1,130,250	198,298	17.5%
Add back:
Integration-related costs	—	127,341	(127,341)	(100.0%)
Restructuring costs	35,903	—	35,903	—

Remove:
Resolution of acquisition-related provisions [1]	—	62,075	(62,075)	(100.0%)
Earnings before income taxes prior to specific items	1,364,451	1,195,516	168,935	14.1%
Margin	13.3%	11.4%

Income tax expense	350,992	270,807	80,185	29.6%
Add back:
Tax adjustments	—	11,900	(11,900)	(100.0%)
Tax deduction on integration-related costs	—	29,430	(29,430)	(100.0%)
Tax deduction on restructuring costs	8,352	—	8,352	—

Remove:
Income taxes on the resolution of acquisition-related provisions	—	10,097	(10,097)	(100.0%)
Income tax expense prior to specific items	359,344	302,040	57,304	19.0%
Effective tax rate prior to specific items	26.3%	25.3%

Net earnings prior to specific items	1,005,107	893,476	111,631	12.5%
Net earnings margin	9.8%	8.5%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	311,477,555	308,743,126		0.9%

Class A subordinate voting shares and Class B multiple voting shares (diluted)	321,422,444	318,927,737		0.8%

Earnings per share prior to specific items (in dollars)

Basic	3.23	2.89	0.34	11.8%
Diluted	3.13	2.80	0.33	11.8%

[1]
These benefits came from the adjustment of provisions that were established as part of the purchase price allocation for the Logica acquisition. Subsequent to the finalization of the purchase price allocation such adjustments flow through the statement of earnings. Examples of the items that may be included in these benefits comprise the resolution of provisions on client contracts, the settlement of tax credits and the early termination of lease agreements.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	23

4.	Liquidity

4.1. CONSOLIDATED STATEMENTS OF CASH FLOWS
CGI’s growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt, and the issuance of equity. One of our financial priorities is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.
As at September 30, 2015, cash and cash equivalents were $305.3 million. The following table provides a summary of the generation and use of cash for the years ended September 30, 2015 and 2014.

For the years ended September 30,	2015	2014	Change

In thousands of CAD
Cash provided by operating activities	1,289,310	1,174,835	114,475
Cash used in investing activities	(257,127)	(321,153)	64,026
Cash used in financing activities	(1,303,663)	(414,064)	(889,599)
Effect of foreign exchange rate changes on cash and cash equivalents	41,027	(10,102)	51,129
Net (decrease) increase in cash and cash equivalents	(230,453)	429,516	(659,969)
4.1.1. Cash Provided by Operating Activities
For the year ended September 30, 2015, cash provided by operating activities was $1,289.3 million or 12.5% of revenue as compared to 1,174.8 million, or 11.2% of revenue from the prior year. This increase was mainly due to ongoing improvement to profitability in the amount of $118.1 million.
The following table provides a summary of the generation and use of cash from operating activities.

For the years ended September 30,	2015	2014	Change

In thousands of CAD
Net earnings	977,556	859,443	118,113
Amortization and depreciation	424,044	444,232	(20,188)
Other adjustments [1]	89,451	103,827	(14,376)
Cash flow from operating activities before net change in non-cash working capital items	1,491,051	1,407,502	83,549
Net change in non-cash working capital items:
Accounts receivable, work in progress and deferred revenue	(25,517)	209,189	(234,706)
Accounts payable and accrued liabilities, accrued compensation, provisions and long-term liabilities	(204,169)	(463,685)	259,516
Other [2]	27,945	21,829	6,116
Net change in non-cash working capital items	(201,741)	(232,667)	30,926
Cash provided by operating activities	1,289,310	1,174,835	114,475

[1]	Other adjustments are comprised of deferred income taxes, foreign exchange (gain) loss and share-based payment costs.

[2]	Comprised of prepaid expenses and other assets, long-term financial assets, retirement benefits obligations, derivative financial instruments and income taxes.
For the year ended September 30, 2015, the net $201.7 million of cash used in non-cash working capital items was mostly due to the net utilization of provisions for estimated losses on revenue generating contracts and integration related payments. The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	24

The following table provides a summary of the movements in the integration-related provision.

For the years ended September 30,	2015	2014

In millions of CAD
Integration-related provision at the beginning of the year	105.6	135.8
Integration-related expenses	—	127.3
Integration-related payments	(74.3)	(158.0)
Net impact on non-cash working capital	(74.3)	(30.7)
Plus: FX impact [1]	0.9	0.5
Integration-related provision at the end of the year	32.2	105.6

[1]	The foreign currency translation was recorded in other comprehensive income.
4.1.2. Cash Used in Investing Activities
For the year ended September 30, 2015, $257.1 million were used in investing activities while $321.2 million were used over the same period of last year. The following table provides a summary of the generation and use of cash from investing activities.

For the years ended September 30,	2015	2014	Change

In thousands of CAD
Proceeds from sale of capital assets	15,255	13,673	1,582
Purchase of property, plant and equipment	(122,492)	(181,471)	58,979
Additions to contract costs	(78,815)	(73,900)	(4,915)
Additions to intangible assets	(71,357)	(77,726)	6,369
Net change in short-term investments and net purchase of long-term investments	(4,736)	(8,106)	3,370
Payments received from long-term receivables	5,018	6,377	(1,359)
Cash used in investing activities	(257,127)	(321,153)	64,026
The decrease of $64.0 million in cash used in investing activities was mainly due to the increased volume of finance loans for the purchase of assets and the decrease in computer equipment purchases due to certain long-term contracts that required one-time investment in fiscal 2014.
4.1.3. Cash Used in Financing Activities
For the year ended September 30, 2015, $1,303.7 million were used in financing activities while $414.1 million were used over the same period of last year. The following table provides a summary of the generation and use of cash from financing activities.

For the years ended September 30,	2015	2014	Change

In thousands of CAD
Net change in unsecured committed revolving credit facility	—	(283,049)	283,049
Net change in long-term debt	(901,566)	(25,343)	(876,223)
	(901,566)	(308,392)	(593,174)
Settlement of derivative financial instruments	(121,615)	(37,716)	(83,899)
Purchase of Class A subordinate voting shares held in trust	(11,099)	(23,016)	11,917
Resale of Class A subordinate voting shares held in trust	—	1,390	(1,390)
Repurchase of Class A subordinate voting shares	(323,069)	(111,468)	(211,601)
Issuance of Class A subordinate voting shares	53,686	65,138	(11,452)
Cash used in financing activities	(1,303,663)	(414,064)	(889,599)

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	25

For the year ended September 30, 2015, $901.6 million were used to reduce our outstanding long-term debt mainly driven by $879.7 million in repayments under the term loan credit facility, while we made net repayments of $308.4 million on our long-term debt for the same period last year. Following the net repayments on our outstanding long-term debt, the Company used $121.6 million to settle the related cross-currency swaps contract during fiscal 2015.
For the year ended September 30, 2015, we used $323.1 million to repurchase 6,725,735 Class A subordinate voting shares under the current NCIB, while for the year ended September 30, 2014, $111.5 million was used to purchase 2,837,360 Class A subordinate voting shares under the annual aggregate limit of the NCIB then in effect. For the year ended September 30, 2015, an amount of $11.1 million was used to purchase CGI shares in connection with the Company's Performance Share Unit ("PSU Plan"), while for the comparable period of last year, a net amount of $21.6 million was used to purchase shares under the PSU Plan. More information concerning PSU Plan can be found in note 20 of the audited consolidated financial statements.
For the year ended September 30, 2015, we received $53.7 million in proceeds from the exercise of stock options, compared to $65.1 million during the year ended September 30, 2014.
4.1.4. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents
For the year ended September 30, 2015, the effect of foreign exchange rate changes on cash and cash equivalents was $41.0 million. These amounts had no effect on net earnings as they were recorded in other comprehensive income.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	26

4.2. CAPITAL RESOURCES

As at September 30, 2015	Total commitment	Available	Outstanding
In thousands of CAD
Cash and cash equivalents	—	305,262	—
Long-term investments	—	42,202	—
Unsecured committed revolving facility [a]	1,500,000	1,456,776	43,224
Total	1,500,000	1,804,240	43,224
a Consists of Letters of Credit for $43.2 million outstanding as at September 30, 2015.
Our cash position and bank lines are sufficient to support our growth strategy. At September 30, 2015, cash and cash equivalents and long-term marketable investments represented $347.5 million.
Cash equivalents typically include term deposits, all with maturities of 90 days or less. Long-term marketable investments include corporate and government bonds with maturities ranging from one to five years, rated “A” or higher.
The amount of capital available was $1,804.2 million. The long-term debt agreements contain covenants, which require us to maintain certain financial ratios. As at September 30, 2015, CGI was in compliance with these covenants.
Total debt decreased by $552.6 million to $2,127.1 million as at September 30, 2015, compared to $2,679.7 million as at September 30, 2014. The variation was mainly due to the reimbursement of $879.7 million under the term loan credit facility2 partially offset by a foreign exchange translation impact of $296.4 million recorded in other comprehensive income.
As at September 30, 2015, CGI is showing a negative working capital1 of $142.3 million. The Company has also $1.5 billion available under its unsecured committed revolving facility and is generating a significant level of cash that will allow it to fund its operations and further decrease the amount of debt outstanding in the foreseeable future while maintaining adequate levels of liquidity.
On November 9, 2015, the credit facility was extended by one year to December 2019 under the same term and conditions and can be further extended annually.
As at September 30, 2015, the cash and cash equivalents held by foreign subsidiaries were $263,6 million ($356,1 million as at September 30, 2014). The tax implications and impact related to its repatriation will not affect the Company’s liquidity.

1    Working capital is defined as total current assets minus total current liabilities.
2    On October 1, 2015, the Company settled a floating-to-fixed interest rate swap with a notional amount of $109,270,000.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	27

4.3. CONTRACTUAL OBLIGATIONS
We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. For the year ended September 30, 2015, the Company decreased its commitments by $863.5 million mainly due to the reduction of the long-term debt.

Commitment type	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	After 5 years
In thousands of CAD
Long-term debt	2,066,722	199,618	257,469	398,098	1,211,537
Estimated interests on long-term debt	444,908	75,833	137,504	110,697	120,874
Finance lease obligations	57,170	31,451	19,870	4,027	1,822
Estimated interests on finance lease obligations	2,445	1,268	915	215	47
Operating leases
Rental of office space	1,061,178	261,226	416,397	238,441	145,114
Computer equipment	7,767	5,177	2,578	12	—
Automobiles	104,444	39,303	51,102	12,383	1,656
Long-term service agreements and other	170,475	86,629	73,171	10,675	—
Total contractual obligations	3,915,109	700,505	959,006	774,548	1,481,050
Our required benefit plan contributions have not been included in this table as such contributions depend on periodic actuarial valuations for funding purposes. Our contributions to defined benefit plans are estimated at $23.5 million for fiscal 2016 as described in note 17 of the consolidated financial statements.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	28

4.4. FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS
We use various financial instruments to manage our exposure to fluctuations of foreign currency exchange rates and interest rates. We do not hold or use any derivative instruments for trading purposes.
Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in the consolidated statement of comprehensive income. Any realized or unrealized gains or losses on instruments covering the U.S. denominated debt are also recognized in the consolidated statement of comprehensive income.
The majority of our costs are denominated in currencies other than the Canadian dollar. The risk of foreign exchange fluctuation impacting the results is substantially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency. In certain cases where there is a substantial imbalance between the costs incurred and the revenue earned in a specific currency, the Company may enter into foreign exchange forward contracts to hedge its cash flows.
We have the following outstanding derivative financial instruments:
Hedges on net investments in foreign operations
— $109.7 million cross-currency swaps in euro designated as a hedging instrument of the Company’s net investment in European operations ($968.8 million as at September 30, 2014)
Cash flow hedges on unsecured committed term loan credit facility
— $109.7 million interest rate swaps floating-to-fixed ($484.4 million as at September 30, 2014)
Cash flow hedges on future revenue
— U.S.$9.0 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (U.S. $32.0 million as at September 30, 2014)
— U.S.$42.3 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (U.S. $75.2 million as at September 30, 2014)
— $151.9 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($94.6 million as at September 30, 2014)
— Kr77.1 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Swedish krona and the Indian rupee (Kr142.6 million as at September 30, 2014)
— €7.3 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Indian rupee (€nil as at September 30, 2014)
— £25.2 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the British pound and the Indian rupee (£nil as at September 30, 2014)
— €84.0 million foreign currency forward contracts to hedge the variability in the expected foreign currency rate between the euro and the British pound (€121.1 million as at September 30, 2014)
— €5.0 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Swedish krona (€15.0 million as at September 30, 2014)
— €7.0 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Moroccan dirham (€nil as at September 30, 2014)
Fair value hedges on Senior U.S. unsecured notes
— U.S.$250.0 million interest rate swaps fixed-to-floating (U.S. $250.0 million as at September 30, 2014).

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	29

4.5. SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES

As at September 30,	2015	2014

In thousands of CAD except for percentages
Reconciliation between net debt and long-term debt including the current portion:
Net debt	1,779,623	2,113,299
Add back:
Cash and cash equivalents	305,262	535,715
Long-term investments	42,202	30,689
Long-term debt including the current portion	2,127,087	2,679,703

Net debt to capitalization ratio	21.7%	27.6%
Return on equity	17.7%	18.8%
Return on invested capital	14.5%	14.5%
Days sales outstanding	44	43
We use the net debt to capitalization ratio as an indication of our financial leverage in order to pursue large outsourcing contracts, expand global delivery centers, or make acquisitions. The net debt to capitalization ratio decreased to 21.7% in 2015 from 27.6% in 2014 due to the improved cash generation allowing us to reduce our net debt by $333.7 million.
ROE is a measure of the return we are generating for our shareholders. ROE decreased from 18.8% in fiscal 2014 to 17.7% in fiscal 2015. The decrease was mostly the result of the net impact of translating foreign operations as reflected in other comprehensive income, as well as the impact of timing on the repurchase of Class A subordinate voting shares.
ROIC is a measure of the Company’s efficiency in allocating the capital under our control to profitable investments. The return on invested capital was 14.5% as at September 30, 2015, and 2014.
DSO increased to 44 days at the end of fiscal 2015 from 43 days in fiscal 2014. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from outsourcing clients in advance of the work to be performed and the timing of payments related to project milestones can affect the DSO fluctuations. We remain committed to manage our DSO within our 45 day target or less.
4.6. OFF-BALANCE SHEET FINANCING AND GUARANTEES
CGI engages in the practice of off-balance sheet financing in the normal course of operations for a variety of transactions such as operating leases for office space, computer equipment and vehicles as well as accounts receivable factoring. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures and guarantees on government and commercial contracts.
In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in our contractual obligations, representations and warranties, intellectual property right infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure totaling $10.4 million, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.
In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at September 30, 2015, we had committed for a total of $52.7 million for these bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	30

the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.
4.7. CAPABILITY TO DELIVER RESULTS
Sufficient capital resources and liquidity are required for supporting ongoing business operations and to execute our build and buy growth strategy. The Company has sufficient capital resources coming from the cash generated from operations, credit facilities, long-term debt agreements and invested capital from shareholders. Our principal uses of cash are for procuring new large outsourcing and managed services contracts; investing in our business solutions; pursuing accretive acquisitions; buying back CGI shares and paying down debt. Funds are also used to expand our global delivery network as more and more of our clients demand lower cost alternatives. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in fiscal 2016.
Strong and experienced leadership is essential to successfully implement our corporate strategy. CGI has a strong leadership team with members who are highly knowledgeable and have gained a significant amount of experience within the IT industry via various career paths and leadership roles. CGI fosters leadership development to ensure a continuous flow of knowledge and strength is maintained throughout the organization. As part of our succession planning in key positions, we established the Leadership Institute, our own corporate university, to develop leadership, technical and managerial skills inspired by CGI’s roots and traditions.
As a Company built on human capital, our professionals and their knowledge are critical to delivering quality service to our clients. Our human resources program provides competitive compensation and benefits, a favorable working environment, and our training and career development programs combine to allow us to attract and retain the best talent. Employee satisfaction is monitored regularly through a Company-wide survey. Furthermore, approximately 48,000 of our members, are also owners of CGI through our Share Purchase Plan. The Share Purchase Plan, along with the Profit Participation Program, allows members to share in the success of the Company and aligns member objectives with our strategic goals.
In addition to our capital resources and the talent of our human capital, CGI has established a Management Foundation encompassing governance policies, sophisticated management frameworks and an organizational model for its business units and corporate processes. This foundation, along with our appropriate internal systems, helps in providing a disciplined high standard of quality service to our clients across all of our operations, and additional value to our stakeholders. CGI’s operations maintain appropriate certifications in accordance with service requirements such as the ISO and Capability Maturity Model Integration quality programs.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	31

5.    Fourth Quarter Results

5.1. FOREIGN EXCHANGE
The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates.We report all dollar amounts in Canadian dollars.
Average foreign exchange rates

For the three months ended September 30,	2015	2014	Change
U.S. dollar	1.3095	1.0894	20.2%
Euro	1.4565	1.4427	1.0%
Indian rupee	0.0202	0.0180	12.2%
British pound	2.0285	1.8175	11.6%
Swedish krona	0.1544	0.1568	(1.5%)
Australian dollar	0.9494	1.0070	(5.7%)

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	32

5.2. REVENUE VARIATION AND REVENUE BY SEGMENT
The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the Q4 2015 and Q4 2014 periods. The Q4 2014 revenue by segment was recorded reflecting the actual average foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with the prior year’s average foreign exchange rates.

For the three months ended September 30,			Change
	2015	2014	$	%
In thousands of CAD except for percentages
Total CGI revenue	2,585,275	2,483,669	101,606	4.1%
Variation prior to foreign currency impact	(3.1%)
Foreign currency impact	7.2%
Variation over previous period	4.1%

U.S.
Revenue prior to foreign currency impact	625,319	655,095	(29,776)	(4.5%)
Foreign currency impact	126,912
U.S. revenue	752,231	655,095	97,136	14.8%

Nordics
Revenue prior to foreign currency impact	369,723	382,682	(12,959)	(3.4%)
Foreign currency impact	(1,614)
Nordics revenue	368,109	382,682	(14,573)	(3.8%)

Canada
Revenue prior to foreign currency impact	371,218	382,887	(11,669)	(3.0%)
Foreign currency impact	606
Canada revenue	371,824	382,887	(11,063)	(2.9%)

France
Revenue prior to foreign currency impact	310,327	311,999	(1,672)	(0.5%)
Foreign currency impact	3,907
France revenue	314,234	311,999	2,235	0.7%

U.K.
Revenue prior to foreign currency impact	318,004	321,682	(3,678)	(1.1%)
Foreign currency impact	37,091
U.K. revenue	355,095	321,682	33,413	10.4%

ECS
Revenue prior to foreign currency impact	294,194	318,275	(24,081)	(7.6%)
Foreign currency impact	1,527
ECS revenue	295,721	318,275	(22,554)	(7.1%)

Asia Pacific
Revenue prior to foreign currency impact	118,154	111,049	7,105	6.4%
Foreign currency impact	9,907
Asia Pacific revenue	128,061	111,049	17,012	15.3%
We ended the fourth quarter of fiscal 2015 with revenue of $2,585.3 million, an increase of $101.6 million or 4.1% over the same period of fiscal 2014. On a constant currency basis, revenue decreased by $76.7 million or 3.1%, as foreign currency rate fluctuations favourably impacted our revenue by $178.3 million or 7.2%.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	33

5.2.1. U.S.
Revenue in our U.S. segment was $752.2 million in Q4 2015, an increase of $97.1 million or 14.8% compared to the same period of fiscal 2014. On a constant currency basis, revenue decreased by $29.8 million or 4.5%. The change in revenue was mostly driven by procurement delays in the Federal market and to the completion of ACA related projects in fiscal 2014. This was partly offset by a growing proportion of IP-based services and solutions revenue within the financial services vertical market.
For the current quarter, the top two U.S. vertical markets were government and financial services, which together accounted for approximately 76% of its revenue.
5.2.2. Nordics
Revenue from our Nordics segment was $368.1 million in Q4 2015, a decrease of $14.6 million or 3.8% compared to the same period of fiscal 2014. On a constant currency basis, revenue decreased by $13.0 million or 3.4%. The change in revenue is mainly due to lower work volume in Sweden and Denmark partly offset by new business in Finland.
For the current quarter, the Nordics' top two vertical markets were MRD and government, which together accounted for approximately 66% of its revenue.
5.2.3. Canada
Revenue in our Canada segment for Q4 2015 was $371.8 million, a decrease of $11.1 million or 2.9% compared to the same period of fiscal 2014. The revenue decrease was mainly due to a slowdown of government spending partly offset by new business in financial services.
For the current quarter, Canada’s top two vertical markets were financial services and telecommunication & utilities, which together accounted for approximately 60% of its revenue.
5.2.4. France
Revenue from our France segment was $314.2 million in Q4 2015 and remained stable compared to the same period of fiscal 2014, as higher consulting revenue within the government vertical market helped compensate the lower work volume from telecommunication & utilities.
For the current quarter, France’s top two vertical markets were MRD and financial services, which together accounted for approximately 63% of its revenue.
5.2.5. U.K.
Revenue from our U.K. segment was $355.1 million in Q4 2015, an increase of $33.4 million or 10.4% compared to the same period of fiscal 2014. On a constant currency basis, revenue decreased by $3.7 million or 1.1%. The decrease in revenue was mainly due to lower work volume with certain clients in the commercial sector primarily in MRD and financial services partly offset by new business in telecommunication & utilities and additional change orders on certain large contracts.
For the current quarter, U.K.’s top two vertical markets were government and telecommunication & utilities, which together accounted for approximately 68% of its revenue.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	34

5.2.6. ECS
Revenue from our ECS segment was $295.7 million in Q4 2015, a decrease of $22.6 million or 7.1% compared to the same period of fiscal 2014. On a constant currency basis, revenue decreased by $24.1 million or 7.6% due to lower work volume on existing contracts in the Netherlands and to a lesser extent, the planned wind down of activities in Switzerland and Latin America with the exception of Brazil.
For the current quarter, ECS' top two vertical markets were MRD and telecommunication & utilities, which together accounted for approximately 58% of its revenue.
5.2.7. Asia Pacific
Revenue from our Asia Pacific segment was $128.1 million in Q4 2015, an increase of $17.0 million or 15.3% compared to the same period of fiscal 2014. On a constant currency basis, revenue increased by $7.1 million or 6.4%. The change in revenue was mainly due to the increased use of our delivery centers across the segments, as our clients continue taking advantage of our global delivery network. The increase was partly offset by the completion of projects in Australia.
For the current quarter, Asia Pacific’s top two vertical markets were telecommunications & utilities and MRD, which together accounted for approximately 78% of its revenue.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	35

5.3. ADJUSTED EBIT BY SEGMENT

For the three months ended September 30,			Change
	2015	2014	$	%
In thousands of CAD except for percentages
U.S.	117,313	97,575	19,738	20.2%
As a percentage of U.S. revenue	15.6%	14.9%

Nordics	30,176	24,829	5,347	21.5%
As a percentage of Nordics revenue	8.2%	6.5%

Canada	77,450	87,060	(9,610)	(11.0%)
As a percentage of Canada revenue	20.8%	22.7%

France	35,806	39,143	(3,337)	(8.5%)
As a percentage of France revenue	11.4%	12.5%

U.K.	62,406	60,665	1,741	2.9%
As a percentage of U.K. revenue	17.6%	18.9%

ECS	36,886	35,274	1,612	4.6%
As a percentage of ECS revenue	12.5%	11.1%

Asia Pacific	18,927	25,678	(6,751)	(26.3%)
As a percentage of Asia Pacific revenue	14.8%	23.1%

Adjusted EBIT	378,964	370,224	8,740	2.4%
Adjusted EBIT margin	14.7%	14.9%
Adjusted EBIT for the quarter was $379.0 million, an increase of $8.7 million or 2.4% from Q4 2014, while the margin remained stable. When excluding the $38.9 million of non-recurring benefits primarly related to the resolution of acquisition-related provisions in Q4 2014, adjusted EBIT increased by $47.6 million and the adjusted EBIT margin increased to 14.7% compared to 13.3%.
5.3.1. U.S.
Adjusted EBIT in the U.S. segment was $117.3 million for Q4 2015, an increase of $19.7 million year-over-year, while the margin increased to 15.6% from 14.9%. The increase in adjusted EBIT and margin was mainly the result of an improved mix of IP-based services and solutions revenue within the financial services vertical market partly offset by an impairment of a business solution of $5.3 million.
5.3.2. Nordics
Adjusted EBIT in the Nordics segment was $30.2 million for Q4 2015, a increase of $5.3 million year-over-year. Adjusted EBIT increased by $10.8 million when excluding $5.5 million of non-recurring benefits related to the resolution of acquisition-related provisions during Q4 2014. Adjusted EBIT margin was 8.2% an improvement from 5.1% when excluding the non-recurring benefits of Q4 2014. The increase in adjusted EBIT and adjusted EBIT margin was mainly attributable to the realization of the cost synergies implemented as part of the integration of Logica and the increased use of offshoring to lower our cost base.
5.3.3. Canada
Adjusted EBIT in the Canada segment was $77.5 million for Q4 2015, a decrease of $9.6 million year-over-year, which mainly resulted from the revenue decrease identified in the revenue section while the margin was affected by the non-recurring impact of an onerous supplier contract in the amount of $3.6 million.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	36

5.3.4. France
Adjusted EBIT in the France segment was $35.8 million for Q4 2015, a decrease of $3.3 million year-over-year. Adjusted EBIT increased by $4.3 million when excluding $7.6 million of non-recurring benefits related to the resolution of acquisition-related provisions during Q4 2014. Adjusted EBIT margin was 11.4% up from 10.1% when excluding the non-recurring benefits in Q4 2014. This increase in adjusted EBIT was primarily the result of improvements in productivity.
5.3.5. U.K.
Adjusted EBIT in the U.K. segment was $62.4 million for Q4 2015, an increase of $1.7 million year-over-year, while the margin decreased to 17.6% from 18.9%. When excluding $11.2 million of non-recurring benefits related to the resolution of acquisition -related provisions and the additional tax credits on salaries of $4.9 million during Q4 2014, adjusted EBIT increased by $16.1 million. Adjusted EBIT margin improved to 17.6% from 13.9% when excluding the non-recurring benefits of Q4 2014. This increase in adjusted EBIT and margin was mainly the result of additional change orders on certain large contracts that favorably impacted our profitability.
5.3.6. ECS
Adjusted EBIT in the ECS segment was $36.9 million for Q4 2015, an increase of $1.6 million year-over-year, while the margin increased to 12.5% from 11.1% . When excluding the $5.2 million of non-recurring benefits related to the resolution of acquisition-related provisions during Q4 2014, adjusted EBIT increased by $6.8 million while adjusted EBIT margin improved to 12.5% from 9.4%. This increase was mostly the result of a better mix of revenue and productivity improvements.
5.3.7. Asia Pacific
Adjusted EBIT in the Asia Pacific segment was $18.9 million for Q4 2015, a decrease of $6.8 million year-over-year, while the margin decreased to 14.8% from 23.1%. When excluding $4.5 million of non-recurring benefits related to the resolution of acquisition-related provisions during Q4 2014, adjusted EBIT decreased by $2.3 million. Adjusted EBIT margin decreased to 14.8% from 19.1% when excluding the non-recurring benefits of Q4 2014. This was mainly due to completion of projects in Australia as well as to a provision on a contract in Middle East in the amount of $2.4 million.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	37

5.4. NET EARNINGS AND EARNINGS PER SHARE
The following table sets out the information supporting the earnings per share calculations:

For the three months ended September 30,			Change
	2015	2014	$	%
In thousands of CAD except for percentages
Adjusted EBIT	378,964	370,224	8,740	2.4%
Minus the following items:
Integration-related costs	—	64,259	(64,259)	(100.0%)
Restructuring costs	35,903	—	35,903	100.0%
Net Finance costs	23,984	22,787	1,197	5.3%
Earnings before income taxes	319,077	283,178	35,899	12.7%
Income tax expense	86,188	69,470	16,718	24.1%
Effective tax rate	27.0%	24.5%		2.5%

Net earnings	232,889	213,708	19,181	9.0%
Margin	9.0%	8.6%

Weighted average number of shares

Class A subordinate voting shares and Class B multiple voting shares (basic)	309,337,317	310,320,352		(0.3%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	318,572,873	319,540,764		(0.3%)

Earnings per share (in dollars)
Basic EPS	0.75	0.69	0.06	8.7%
Diluted EPS	0.73	0.67	0.06	9.0%

For the current quarter, the $35.9 million increase in earnings before income taxes mainly came from the increase of $8.7 million in adjusted EBIT as described in section 5.3 of the present document as well as the favorable net impact of integration-related and restructuring costs in the amount of $28.4 million.
In Q4 2015, the income tax expense was $86.2 million, an increase of $16.7 million compared to $69.5 million in Q4 2014, while our effective income tax rate increased from 24.5% to 27.0%. The increase in income tax rate was mainly attributable to the increased profitability in our U.S. operations where the enacted tax rate is higher.
Net earnings were $232.9 million, an increase of $19.2 million compared to $213.7 million last year.
The table on page 39 shows the quarterly year-over-year comparison of the tax rate with the impact of integration-related costs, restructuring costs, and benefits related to the resolution of acquisition-related provisions removed.
During the quarter, 5,050,402 Class A subordinate voting shares were repurchased while 566,025 stock options were exercised.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	38

5.4.1. Net Earnings and Earnings per Share Prior to Specific Items
Below is a table showing the year-over-year comparison prior to specific items namely integration-related costs, restructuring costs, benefits related to the resolution of acquisition-related provisions and tax adjustments:

For the three months ended September 30,			Change
	2015	2014	$	%
In thousands of CAD except for percentages
Earnings before income taxes	319,077	283,178	35,899	12.7%
Add back:
Integration-related costs	—	64,259	(64,259)	(100.0%)
Restructuring costs	35,903	—	35,903	—
Remove:
Resolution of acquisition-related provisions [1]	—	33,991	(33,991)	(100.0%)
Earnings before income taxes prior to specific items	354,980	313,446	41,534	13.3%
Margin	13.7%	12.6%

Income tax expense	86,188	69,470	16,718	24.1%
Add back:
Tax deduction on integration-related costs	—	15,075	(15,075)	(100.0%)
Tax deduction on restructuring	8,352	—	8,352	100.0%
Remove:
Income taxes on the resolution of acquisition-related provisions	—	5,091	(5,091)	(100.0%)
Income tax expense prior to specific items	94,540	79,454	15,086	19.0%
Effective tax rate prior to specific items	26.6%	25.3%

Net earnings prior to specific items	260,440	233,992	26,448	11.3%
Net earnings margin	10.1%	9.4%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	309,337,317	310,320,352		(0.3%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	318,572,873	319,540,764		(0.3%)

Earnings per share prior to specific items (in dollars)

Basic EPS	0.84	0.75	0.09	12.0%
Diluted EPS	0.82	0.73	0.09	12.3%

[1]	The resolution of acquisition-related provisions is discussed on page 23.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	39

5.5. CONSOLIDATED STATEMENTS OF CASH FLOWS
As at September 30, 2015, cash and cash equivalents were $305.3 million. The following table provides a summary of the generation and use of cash for the quarters ended September 30, 2015 and 2014.

For the three months ended September 30,	2015	2014	Change
In thousands of CAD
Cash provided by operating activities	451,310	412,000	39,310
Cash used in investing activities	(79,339)	(66,439)	(12,900)
Cash (used in) provided by financing activities	(366,092)	47,138	(413,230)
Effect of foreign exchange rate changes on cash and cash equivalents	34,688	11,724	22,964
Net increase in cash and cash equivalents	40,567	404,423	(363,856)

5.5.1. Cash Provided by Operating Activities
For Q4 2015, cash provided by operating activities was $451.3 million compared to $412.0 million in Q4 2014, or 17.5% of revenue compared to 16.6% last year.
The following table provides a summary of the generation and use of cash from operating activities.

For the three months ended September 30,	2015	2014	Change
In thousands of CAD
Net earnings	232,889	213,708	19,181
Amortization and depreciation	107,565	107,877	(312)
Other adjustments [1]	18,247	37,156	(18,909)
Cash flow from operating activities before net change in non-cash working capital items	358,701	358,741	(40)
Net change in non-cash working capital items:
Accounts receivable, work in progress and deferred revenue	104,019	177,898	(73,879)
Accounts payable and accrued liabilities, accrued compensation, provisions and long-term liabilities	(63,589)	(143,327)	79,738
Other [2]	52,179	18,688	33,491
Net change in non-cash working capital items	92,609	53,259	39,350
Cash provided by operating activities	451,310	412,000	39,310

[1]	Other adjustments are comprised of deferred income taxes, foreign exchange loss (gain) and share-based payment costs.

[2]	Comprised of prepaid expenses and other assets, long-term financial assets, retirement benefits obligations, derivative financial instruments and income taxes.
The increase in cash from operating activities was mainly due to better working capital and the growth in net earnings as described in section 5.4 of the present document. The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.
For the three months ended September 30, 2015, the net $92.6 million of cash coming from non-cash working capital items was mostly due to :

•	Cash coming from accounts receivable, work in progress and deferred revenue of $104.0 million mainly due to a decrease of 2 days in our DSO from 46 days in Q3 2015 to 44 days in Q4 2015.

•
Cash used for accounts payable and accrued liabilities, accrued compensation, provisions and long-term liabilities of $63.6 million was mostly due to the net utilization of estimated losses on revenue generating contracts and the reduction in vacation accruals. This was partially offset by the net increase in restructuring provision.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	40

5.5.2. Cash Used in Financing Activities

For the three months ended September 30,	2015	2014	Change

In thousands of CAD
Net change in unsecured committed revolving credit facility	—	(380,357)	380,357
Net change in long-term debt	(120,772)	448,754	(569,526)
	(120,772)	68,397	(189,169)
Settlement of derivative financial instruments	(23,293)	(37,716)	14,423
Repurchase of Class A subordinate voting shares	(229,041)	—	(229,041)
Issuance of Class A subordinate voting shares	7,014	16,457	(9,443)
Cash (used in) provided by financing activities	(366,092)	47,138	(413,230)
During Q4 2015, $120.8 million was used to reduce our outstanding long-term debt mainly driven by $121.9 million in repayments under the term loan credit facility. For the same period last year, we increased our long-term debt by $68.4 million mostly due to the issuance of a private placement partly offset by credit facilities reimbursement.
During Q4 2015, we used $229.0 million to repurchase 4,850,402 Class A subordinate voting shares under the NCIB, while the Company did not repurchase Class A subordinate voting share during the same period last year.
In Q4 2015, we received $7.0 million in proceeds from the exercise of stock options, compared to $16.5 million during the same period last year.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	41

6.    Eight Quarter Summary

As at and for the three months ended,	Sept. 30, 2015	June 30, 2015	Mar. 31, 2015	Dec. 31, 2014	Sept. 30, 2014	June 30, 2014	Mar. 31, 2014	Dec. 31, 2013
In millions of CAD unless otherwise noted
Growth
Backlog	20,711	19,697	20,000	20,175	18,237	18,781	19,476	19,253
Bookings	2,856	2,227	2,253	4,304	2,049	2,451	2,850	2,818
Book-to-bill ratio	110.5%	87.0%	86.6%	169.4%	82.5%	91.9%	105.4%	106.5%
Book-to-bill ratio trailing twelve months	113.2%	106.4%	107.4%	112.1%	96.8%	101.4%	105.3%	100.8%
Revenue	2,585.3	2,559.4	2,601.2	2,541.3	2,483.7	2,667.0	2,704.3	2,644.7
Year-over-year growth	4.1%	(4.0%)	(3.8%)	(3.9%)	1.0%	3.9%	7.0%	4.4%
Constant currency growth	(3.1%)	(3.5%)	(3.5%)	(6.0%)	(3.4%)	(3.9%)	(2.3%)	(1.9%)
Profitability
Adjusted EBIT	379.0	371.2	363.1	344.0	370.2	342.2	341.5	302.9
Adjusted EBIT margin	14.7%	14.5%	14.0%	13.5%	14.9%	12.8%	12.6%	11.5%
Net earnings prior to specific items	260.4	257.2	251.2	236.3	234.0	229.8	229.6	200.1
Net earnings margin prior to specific items	10.1%	10.1%	9.7%	9.3%	9.4%	8.6%	8.5%	7.6%
Diluted EPS prior to specific items (in dollars)	0.82	0.80	0.78	0.74	0.73	0.72	0.72	0.63
Net earnings	232.9	257.2	251.2	236.3	213.7	225.1	230.9	189.8
Net earnings margin	9.0%	10.1%	9.7%	9.3%	8.6%	8.4%	8.5%	7.2%
Diluted EPS (in dollars)	0.73	0.80	0.78	0.74	0.67	0.71	0.73	0.60
Liquidity
Cash provided by operating activities	451.3	214.1	284.7	339.2	412.0	345.9	350.7	66.3
As a % of revenue	17.5%	8.4%	10.9%	13.3%	16.6%	13.0%	13.0%	2.5%
Days sales outstanding	44	46	41	42	43	47	47	55
Capital structure
Net debt	1,779.6	1,791.4	1,869.8	1,924.5	2,113.3	2,389.0	2,678.2	2,890.4
Net debt to capitalization ratio	21.7%	22.7%	24.4%	25.1%	27.6%	32.6%	35.6%	38.9%
Return on equity	17.7%	18.2%	18.4%	18.9%	18.8%	18.1%	17.9%	16.0%
Return on invested capital	14.5%	14.8%	14.6%	14.7%	14.5%	13.3%	13.4%	12.7%
Balance sheet
Cash and cash equivalents, and short-term investments	305.3	264.7	223.5	489.6	535.7	131.3	133.8	206.5
Total assets	11,787.3	11,190.4	10,985.8	11,171.9	11,234.1	11,162.2	11,560.4	11,801.0
Long-term financial liabilities	1,896.4	1,765.8	2,067.7	2,451.5	2,748.4	2,164.8	2,562.4	2,796.6
There are factors causing quarterly variances which may not be reflective of the Company’s future performance. First, there is seasonality in SI&C work, and the quarterly performance of these operations is impacted by occurrences such as vacations and the number of statutory holidays in any given quarter. Outsourcing contracts including BPS contracts are affected to a lesser extent by seasonality. Second, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Third, the savings that we generate for a client on a given outsourcing contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.
In general, cash flow from operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from large clients, cash requirements associated with large acquisitions, outsourcing contracts and projects, the timing of the reimbursements for various tax credits as well as profit sharing payments to members and the timing of restructuring cost payments.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	42

Foreign exchange fluctuations can also contribute to quarterly variances as our percentage of operations in foreign countries evolves. The effect from these variances is primarily on our revenue and to a much lesser extent, on our net margin as we benefit from natural hedges.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	43

7.	Changes in Accounting Policies

The audited consolidated financial statements for the year September 30, 2015 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.
FUTURE ACCOUNTING STANDARD CHANGES
The following standards have been issued but are not yet effective:
IFRS 15 - Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. IFRS 15 supersedes IAS 18, “Revenue”, IAS 11, “Construction Contracts”, and other revenue related interpretations. In July 2015, the IASB confirmed the deferral making the standard effective on October 1, 2018 for the Company, with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
IFRS 9 - Financial Instruments
In July 2014, the IASB amended IFRS 9, “Financial Instruments”, to bring together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The standard supersedes all previous versions of IFRS 9 and will be effective on October 1, 2018 for the Company with earlier application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	44

8.	Critical Accounting Estimates

The Company’s significant accounting policies are described in note 3 of the audited consolidated financial statements for the year ended September 30, 2015. Certain of these accounting policies, listed below, require management to make accounting estimates and judgment that affect the reported amounts of assets, liabilities and equity and the accompanying disclosures at the date of the consolidated financial statements as well as the reported amounts of revenue and expenses during the reporting period. These accounting estimates are considered critical because they require management to make subjective and/or complex judgments that are inherently uncertain and because they could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Areas impacted by estimates	Consolidated balance sheets	Consolidated statements of earnings
		Revenue	Cost of services, selling and administrative	Income taxes
Revenue recognition [1]	✓	✓	✓
Estimated losses on revenue-generating contracts	✓		✓
Goodwill impairment	✓		✓
Income taxes	✓			✓
Litigation and claims	✓	✓	✓
1     Affects the balance sheet through accounts receivable, work in progress and deferred revenue.
Revenue recognition
Multiple component arrangements
If an arrangement involves the provision of multiple components, the total arrangement value is allocated to each separately identifiable component based on its relative selling price at the inception of the contract. At least on a yearly basis, the Company reviews its best estimate of the selling price which is established by using a reasonable range of prices for the various services and products offered by the Company based on local market information available. Information used in determining the range is mainly based on recent contracts signed and the economic environment. A change in the range could have a material impact on the allocation of total arrangement value, and therefore on the amount and timing of revenue recognition.
System integration and consulting services under fixed-fee arrangements
Revenue from systems integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Company primarily uses labour costs or labour hours to measure the progress towards completion. Project managers monitor and re-evaluate project forecasts at least on a monthly basis. Forecasts are reviewed to consider factors such as: changes to the scope of the contracts, delays in reaching milestones and new complexities in the project delivery. Forecast can also be affected by market risks such as the availability and retention of qualified IT professionals and/or the ability of the subcontractors to perform their obligation within agreed upon budget and timeframes. To the extent that actual labour hours our labour costs could vary from estimates, adjustments to revenues following the review of the costs to complete the projects are reflected in the period in which the facts that give rise to the revision occur. Whenever the costs are forecasted to be higher than the revenues, estimated losses on revenue-generating contracts is accounted for as described below.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	45

Estimated losses on revenue-generating contracts
Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at inception of the contract. Projects and services are monitored by the respective managers on a monthly basis. Some of the indicators reviewed are: current financial results, client satisfaction and third party deliverables and costs.

In addition, CGI’s Engagement Assessment Services (“EAS”) team conducts a formal monthly health check assessment on CGI’s project portfolio for all contracts that has a value above an established threshold. The reviews are based on a defined set of risk dimensions and assessment categories that results in detailed reports containing actual delivery and current financial status which are reviewed with the Executive management. Due to the variability of the indicators reviewed, and because the estimates is based on many variables, estimated losses on revenue-generating contracts are subject to change.
Goodwill impairment
The carrying value of goodwill is tested for impairment annually on September 30, or earlier if events or changes in circumstances indicate that the carrying value may be impaired. In order to determine if a goodwill impairment test is required, management reviews different factors on a quarterly basis such as changes in technological or market environment, changes in assumptions used to derive the weighted average cost of capital ("WACC") and actual financial performance compared to planned performance.
The recoverable amount of each segment has been determined based on its value in use (“VIU”) calculation which includes estimates about their future financial performance based on cash flows approved by management. However, factors such as our ability to introduce and deliver new services and business solutions, a lengthened sales cycle, the cyclically of purchases of technology services and products, the nature of a customer's business and the structure affect future cash flow, and actual results might differ from future cash flows used in the goodwill impairment test. Key assumptions used in goodwill impairment testing are presented in note 12 of audited consolidated financial statements for the fiscal year ended September 30, 2015. Historically the Company has not recorded an impairment charge on goodwill. As at September 30, 2015, the fair value of each segment represents between 150% and 360% of its carrying value.
Income taxes
Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available for their utilization. The Company considers the analysis of forecast and future tax planning strategies. Estimates of taxable profit are made based on the forecast by jurisdiction which are aligned with goodwill impairment testing assumptions, on an undiscounted basis. In addition, management considers factors such as substantively enacted tax rates, the history of the taxable profits and availability of tax strategies. Due to the uncertainty and the variability of the factors mentioned above, deferred tax asset are subject to change. Management reviews its assumption on a quarterly basis and adjusts the deferred tax assets when appropriate.
The Company is subject to taxation in numerous jurisdictions and there are transactions and calculations for which the ultimate tax determination is uncertain which occurs when there is uncertainty as to the meaning of the law, or to the applicability of the law to a particular transaction or both. In those circumstances, the Company might review administrative practice, consult tax authorities or advisors on the interpretation of tax legislation. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable. The provision for uncertain tax position is made using the best estimate of the amount expected to be paid based on qualitative assessment of all relevant factors and is subject to change. The review of assumptions is done on a quarterly basis.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	46

Litigation and claims
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimates can be made of the amount of the obligation. The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavorable outcome. Management reviews quarterly assumptions and facts surrounding outstanding litigation and claims, involves external counsel when necessary and adjusts the provision accordingly. The Company has to be compliant with law in many jurisdictions which increase the complexity of provision for litigation review. Since the outcome of such litigation and claims are not predictable, those provisions are subject to change. Adjustments to litigation and claims provision are reflected in the period when the facts that give rise to adjustment occur.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	47

9.	Integrity of Disclosure

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.
CGI has a formal corporate disclosure policy whose goal is to raise awareness of the Company’s approach to disclosure among the members of the Board of Directors, senior management and employees.
The Board of Directors has the responsibility under its charter and under the securities laws that govern CGI’s continuous disclosure obligations to oversee CGI's compliance with its continuous and timely disclosure obligations as well as the integrity of the Company's internal controls and management information systems. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee.
The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of the New York Stock Exchange as well as those that apply under Canadian securities regulation. The role and responsibilities of the Committee include: (a) reviewing all public disclosure documents containing audited or unaudited financial information concerning CGI; (b) identifying and examining the financial and operating risks to which the Company is exposed, reviewing the various policies and practices of the Company that are intended to manage those risks, and reporting on a regular basis to the Board of Directors concerning risk management; (c) reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting; (d) reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness; (e) reviewing the adequacy of CGI’s internal audit resources including the mandate and objectives of the internal auditor; (f) recommending to the Board of Directors the appointment of the external auditors, asserting the external auditors’ independence, reviewing the terms of their engagement, assessing the quality of their performance, and pursuing ongoing discussions with them; (g) reviewing all related party transactions in accordance with the rules of the New York Stock Exchange and other applicable laws and regulations; (h) reviewing the audit procedures including the proposed scope of the external auditors’ examinations; and (i) performing such other functions as are usually attributed to audit committees or as directed by the Board of Directors. In making its recommendation to the Board of Directors in relation to the annual appointment of the external auditor, the Audit and Risk Management Committee conducts an annual assessment of the external auditor following the recommendations of the Chartered Professional Accountants of Canada. The formal assessment is concluded in advance of the Annual General Meeting of Shareholders and is conducted with the assistance of key CGI personnel.
The Company evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting based on the framework established in Internal Control - Integrated Framework issued by the Commitee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework), supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2015. The Chief Executive Officer and Chief Financial Officer concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	48

10.	Risk Environment

10.1. RISKS AND UNCERTAINTIES
While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.
10.1.1. Risks Related to the Market
Economic risk
The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients may cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Since there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our revenue and profitability could be negatively impacted as a result of these factors.
10.1.2. Risks Related to our Industry
The competition for contracts
CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing, sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favorable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.
The availability and retention of qualified IT professionals
There is strong demand for qualified individuals in the IT industry. Hiring and retaining a sufficient amount of individuals with the desired knowledge and skill set may be difficult. Therefore, it is important that we remain able to successfully attract and retain highly qualified professionals and establish an effective succession plan. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. If our succession plan fails to identify those with potential or to develop these key individuals, we may lose key members and be required to recruit and train these new resources. This might result in lost revenue or increased costs, thereby putting pressure on our earnings.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	49

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends
The rapid pace of change in all aspects of IT and the continually declining costs of acquiring and maintaining IT infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services. The market for the services and solutions we offer is extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, profit margin and resulting cash flows from operations.
Infringing on the intellectual property rights of others
Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.
Benchmarking provisions within certain contracts
Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in a peer comparison group. The uniqueness of the client environment should be factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services. There can be no assurance that benchmarks will produce accurate or reliable data, including pricing data. This may result in pressure on our revenue, profit margin and resulting cash flows from operations.
Protecting our intellectual property rights
Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. CGI’s business solutions will generally benefit from available copyright protection and, in some cases, patent protection. Although CGI takes reasonable steps to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2015	Page	50

10.1.3. Risks Related to our Business
Risks associated with our growth strategy
CGI’s Build and Buy strategy is founded on four pillars of growth: first, organic growth through contract wins, renewals and extensions in the areas of outsourcing and system integration; second, the pursuit of new large outsourcing contracts; third, acquisitions of smaller firms or niche players; and fourth, transformational acquisitions.
Our ability to grow through organic growth and new large outsourcing transactions is affected by a number of factors outside of our control, including a lengthening of our sales cycle for major outsourcing contracts.
Our ability to grow through niche and transformational acquisitions requires that we identify suitable acquisition targets and that we correctly evaluate their potential as transactions that will meet our financial and operational objectives. There can be no assurance that we will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected.
If we are unable to implement our Build and Buy strategy, we will likely be unable to maintain our historic or expected growth rates.
The variability of financial results
Our ability to maintain and increase our revenues is affected not only by our success in implementing our Build and Buy strategy, but also by a number of other factors, including: our ability to introduce and deliver new services and business solutions; a lengthened sales cycle; the cyclicality of purchases of technology services and products; the nature of a customer’s business; and the structure of agreements with customers. These, and other factors, make it difficult to predict financial results for any given period.
Business mix variations
The proportion of revenue that we generate from shorter-term systems integration and consulting (“SI&C”) projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.
The financial and operational risks inherent in worldwide operations
We manage operations in numerous countries around the world. The scope of our operations subjects us to various issues that can negatively impact our operations: the fluctuations of currency (see foreign exchange risk); the burden of complying with a wide variety of national and local laws (see regulatory risk); the differences in and uncertainties arising from local business culture and practices; political, social and economic instability including the threats of terrorism, civil unrest, war, natural disasters and pandemic illnesses. Any or all of these risks could impact our global business operations and cause our profitability to decline.
Organizational challenges associated with our size
Our culture, standards, core values, internal controls and our policies need to be instilled across newly acquired businesses as well as maintained within our existing operations. To effectively communicate and manage these standards throughout a large global organization is both challenging and time consuming. Newly acquired businesses may be resistant to change and may remain attached to past methods, standards and practices which may compromise our business agility in pursuing opportunities. Cultural differences in various countries may also present barriers to introducing new ideas or aligning our vision and strategy with the rest of the organization. If we cannot overcome these obstacles in maintaining a strategic bond throughout the Company worldwide, we may not be able to achieve our growth and profitability objectives.

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Taxes
In estimating our income tax payable, management uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that our tax benefits or tax liability will not materially differ from our estimates or expectations. The tax legislation, regulation and interpretation that apply to our operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which we operate. Moreover, our tax returns are continually subject to review by applicable tax authorities; it is these tax authorities that will make the final determination of the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that we may ultimately recognize. Any of the above factors could have a material adverse effect on our net income or cash flows by affecting our operations and profitability, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses as we develop our international service delivery capabilities.
Credit risk with respect to accounts receivable and work in progress
In order to sustain our cash flows and net earnings from operations, we must invoice and collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients for our services correctly in a timely manner, our collections could suffer resulting in a direct and adverse effect to our revenue, net earnings and cash flows. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.
Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions
Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ IT needs are served by another service provider or are provided by the successor Company’s own personnel. Growth in a client’s IT needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.
Early termination risk
If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of the agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

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Cost estimation risks
In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework ("CPMF"), a process framework that contains high standards of contract management to be applied throughout the organization. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfill our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have an adverse effect on our expected profit margins.
Risks related to teaming agreements and subcontracts
We derive substantial revenues from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, our business, prospects, financial condition and operating results could be harmed.
Our partners’ ability to deliver on their commitments
Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfill our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which may have an unfavorable impact on our profitability.
Guarantees risk
In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.
Risk related to human resources utilization rates
In order to maintain our profit margin, it is important that we maintain the appropriate availability of professional resources in each of our geographies by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring programs appropriately. To the extent that we fail to do so, or to the extent that laws and regulations, particularly those in Europe, restrict our ability to do so, our utilization rates may be reduced; thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.

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Client concentration risk
We derive a significant portion of our revenue from the services we provide to the U.S. federal government and its agencies, and we expect that this will continue for the foreseeable future. In the event that a major U.S. federal government agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected. Although IFRS considers a national government and its agencies as a single client, our client base in the U.S. government economic sector is in fact diversified with contracts from many different departments and agencies.
Government business risk
Changes in government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.
Regulatory risk
Our global operations require us to be compliant with laws in many jurisdictions on matters such as: anti-corruption, trade restrictions, immigration, taxation, securities regulation, antitrust, data privacy and labour relations, amongst others. Complying with these diverse requirements worldwide is a challenge and consumes significant resources. Some of these laws may impose conflicting requirements; we may face the absence in some jurisdictions of effective laws to protect our intellectual property rights; there may be restrictions on the movement of cash and other assets; or restrictions on the import and export of certain technologies; or restrictions on the repatriation of earnings and reduce our earnings, all of which may expose us to penalties for non-compliance and harm our reputation.
Our business with the U.S. federal government and its agencies requires that we comply with complex laws and regulations relating to government contracts. These laws relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among other matters. For instance, we are routinely subject to audits by U.S. government agencies with respect to compliance with these rules. If we fail to comply with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.
Legal claims made against our work
We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could adversely affect our business, operating results and financial condition, and may negatively affect our professional reputation. We typically use reasonable efforts to include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. We may not always be able to include such provisions and, where we are successful, they may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

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Information and infrastructure risks
Our business often requires that our clients’ applications and information, which may include their proprietary information and personal information they manage, be processed and stored on our networks and systems, and in data centres that we manage. We also process and store proprietary information relating to our business, and personal information relating to our members. Digital information and equipment are subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result of those risks, or upon an equipment or system malfunction. The causes of such failures include human error in the course of normal operations, maintenance and upgrading activities, as well as hacking, vandalism (including denial of service attacks and computer viruses), theft, and unauthorized access (“cyber-security risks”), as well as power outages or surges, floods, fires, natural disasters and many other causes. Cyber-security risks including intrusion carried out by well-organized and well-funded private sector and government agencies, is an escalating risk which is becoming more prevalent. Cyber-security incidents often exploit previously unknown vulnerabilities and may go undetected for extended periods. Like other companies, we are subject to cyber attacks and expect to face an increasing number of such attacks in the future. The measures that we take to protect against all information infrastructure risks, including both physical and logical controls on access to premises and information may prove in some circumstances to be inadequate to prevent the loss, theft or destruction of information, or service interruptions. Such events may expose the Company to financial loss arising from the costs of remediation and those arising from litigation, claims and damages, as well as expose the Company to government sanctions and damage to our brand and reputation.
Risk of harm to our reputation
CGI’s reputation as a capable and trustworthy service provider and long term business partner is key to our ability to compete effectively in the market for IT services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and profit.
Risks associated with the integration of new operations
The successful integration of new operations arising from our acquisition strategy or from large outsourcing contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing the uniform standards, controls, procedures and policies across new operations to harmonize their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.
Internal controls risks
Due to the inherent limitations of internal controls including the circumvention or overriding of controls, or fraud, there can only be reasonable assurance that the Company’s internal controls will detect and prevent a misstatement. If the Company is unable to design, implement, monitor and maintain effective internal controls throughout its different business environments, the efficiency of our operations might suffer, resulting in a decline in revenue and profitability, and the accuracy of our financial reporting could be impaired.

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Liquidity and funding risks
The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as conclude business acquisitions. By its nature, our growth strategy requires us to fund the investments required to be made using a mix of cash generated from our operations, money borrowed under our existing or future credit agreements, and equity funding generated by the issuance of shares of our share capital to counterparties in transactions, or to the general public. Our ability to raise the required funding depends on the capacity of the capital markets to meet our financing needs in a timely fashion and on the basis of interest rates and share prices that are reasonable in the context of profitability objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our liquidity requirements are all factors that may have an adverse effect on our access to the funding we require. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.
Foreign exchange risk
The majority of our revenue and costs are denominated in currencies other than the Canadian dollar. Foreign exchange fluctuations impact the results of our operations as they are reported in Canadian dollars. This risk is partially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency and through the use of derivatives in our hedging strategy. As we continue our global expansion, natural hedges may begin to diminish and the use of hedging contracts exposes us to the risk that financial institutions will fail to perform their obligations under our hedging instruments. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.
Our functional and reporting currency is the Canadian dollar. As such, our American, European and Asian investments, operations and assets are exposed to net change in currency exchange rates. Volatility in exchange rates could have an adverse effect on our business, financial condition and results of our operations.
10.2. LEGAL PROCEEDINGS
The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse effect on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

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Transfer Agent
Computershare Investor Services Inc.
(800) 564-6253
Investor Relations
Lorne Gorber
Executive Vice-President, Global Communications & Investor Relations
Telephone: (514) 841-3355
lorne.gorber@cgi.com
1350 René-Lévesque Boulevard West
15th Floor
Montreal, Quebec
H3G 1T4
Canada

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